UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________
FORM 11-K
_______________________

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from _______________ to _______________

Commission File Number 0-7617

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
(Title of Plan)

UNIVEST CORPORATION OF PENNSYLVANIA
(Name of Issuer of securities held pursuant to the Plan)

14 North Main Street, Souderton, PA 18964
(Address of Plan and of principal executive office of Issuer)

Item 4. FINANCIAL STATEMENTS AND EXHIBITS

a) The following Plan financial statements, schedules and reports are attached hereto:

    Report of Independent Registered Public Accounting Firm

    Statements of Net Assets Available for Benefits at December 31, 2016 and 2015

    Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015

    Notes to Financial Statements

    Supplemental Schedule

    Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2016

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

Note:
All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Deferred Salary Savings Plan Committee
Univest Corporation of Pennsylvania Deferred Salary Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedules of Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 27, 2017

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2016	2015
Assets:
Investments, at fair value	$48,405,261	$40,695,823
Contributions receivable	72,762	61,355
Notes receivable from participants	28,665	70,488
Interest and dividends receivable	33,951	38,239
Total assets	48,540,639	40,865,905

Liabilities:
Excess contributions payable	20,788	65,499
Net assets available for benefits	$48,519,851	$40,800,406

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2016	2015
Additions (reductions):
Investment income:
Interest and other	$190	$76
Dividends	159,806	176,658
Net appreciation (depreciation) in fair value of investments	4,820,808	(298,977)
Total investment income (loss)	4,980,804	(122,243)

Interest income on notes receivable from participants	2,078	3,657

Contributions:
Employer	1,191,891	1,010,240
Participants	3,630,981	2,997,023
Rollovers	3,376,946	318,759
Total contributions	8,199,818	4,326,022

Total additions	13,182,700	4,207,436
Deductions:
Benefits paid directly to participants	5,463,255	4,663,788
Total deductions	5,463,255	4,663,788
Net increase (decrease) in net assets available for benefits	7,719,445	(456,352)

Transfer in of plan assets	—	2,860,038

Net assets available for benefits:
Beginning of year	40,800,406	38,396,720
End of year	$48,519,851	$40,800,406

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(1)    Description of Plan

The following description of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
(a) General
The Plan is a deferred salary savings plan covering all employees of Univest Corporation of Pennsylvania and its wholly owned subsidiaries (the Corporation or the Employer or Plan Sponsor) who have attained the age of 18. Employees can enter the Plan on the first day of the month following the fulfillment of the eligibility requirements. However, with respect to matching contributions, qualified non-elective contributions and discretionary profit-sharing contributions, employees are eligible to receive these contributions in the Plan after they have completed at least six months of service. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.
The Plan is administered by the Trustee appointed by the Board of Directors of the Corporation under the Amended Trust Agreement between the Employer and the Trustee. The Trustee refers to members of Executive Management who serve as trustees of the Plan and of the Trust. The Trustee has appointed Univest Bank and Trust Co. (the Bank), a wholly owned subsidiary of the Corporation, as investment manager of the Plan.
On July 1, 2016, the Corporation completed the acquisition of Fox Chase Bancorp. The Corporation received rolled over assets from the Fox Chase Bancorp 401(k) Profit Sharing Plan of $2,092,815 during the third and fourth quarters of 2016. The assets included the transfer of existing participant loan balances totaling $3,448 with interest rates of 4.25% and maturity dates ranging from 2018 through 2019. In accordance with the Plan, upon completion of the acquisition, former Fox Chase Bancorp employees were eligible to participate in the Plan and were credited for their years of service with Fox Chase Bancorp.
(b) Plan Amendments
Effective May 1, 2016, the Plan was amended for the following provisions: (i) an employee who becomes an employee as a result of a "lift out" shall become a participant in the Plan immediately upon the employee commencement date and (ii) the vested portion of all accounts of a participant who became an employee as a result of a lift out, shall be 100% at all times. A "lift out" occurs when three or more individuals are employed by the Employer at the same time, having been employed immediately preceding their employment commencement dates by the same banking institution.
(c)    Contributions
Participants may contribute a percentage of eligible compensation on a pre-tax or after-tax basis or a combination thereof, up to the Internal Revenue Code (IRC) maximum allowable limit for 2016 of $18,000 if under age 50 and $24,000 if age 50 or over. Under the Roth 401(k) contribution option, a participant can make after-tax contributions; distributions from a participant’s Roth 401(k) contributions and earnings thereon at retirement are generally tax-free. Participant contributions may be subject to additional limitations imposed by the IRC as detailed in the Plan.
The Employer makes a matching contribution of up to 50% of the participants’ contributions on a pre-tax basis under the Plan provisions. Matching contributions are limited to the initial 6% of compensation a participant contributes. Additional amounts may be contributed at the election of the Corporation’s Board of Directors.
Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Effective April 1, 2015, the Plan provides for "in-plan Roth rollovers" which allow participants to convert vested pre-tax accounts to after-tax Roth accounts by direct rollover within the Plan in accordance with the IRC.
New employees on or after January 1, 2014 are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated fund until changed by the participant.
(d) Investment Options
Participants direct the investment of their contributions, matching contributions, qualified non-elective contributions and discretionary contributions into various investment options offered by the Plan. The Plan currently offers investments in the Corporation’s common stock, a registered investment company bond fund and pooled separate

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

accounts with John Hancock Life Insurance Company (U.S.A.) (John Hancock). New participants do not have the option to invest in the Corporation’s common stock or the registered investment company bond fund.
(e) Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the Employer’s contribution as well as any investment earnings (losses) generated by the assets in which the participant's account is invested.
(f) Vesting
Participants are considered fully vested at all times in their voluntary contributions, plus actual earnings (losses) thereon.
Vesting in the remainder of participant accounts is based upon the number of years of continuous service. A participant is 50% vested at the end of two years of service, 75% vested at the end of three years of service, and fully vested at the end of four years of service. Participants attaining their normal retirement age, participants who become disabled and beneficiaries of participants who die are entitled to 100% of participant’s accrued benefits, regardless of credited service period. Effective January 1, 2014, a participant’s service with other entities acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, as described in the Plan, is recognized for vesting of the Employer’s matching contributions.
(g) Payment of Benefits
The benefit to which a participant is entitled is that which can be provided from the participant’s account. Benefits shall be paid in either a lump-sum payment or calculated periodic payments when payable, based upon the election of the participant and as specified in the Plan agreement. Generally, benefit payments must commence not later than the year in which a participant attains age 70½.
(h) Notes Receivable from Participants
Loans to participants from the Plan are not permitted; however, in the event of a Plan merger in connection with an acquisition by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, or in the event of a trustee-to-trustee transfer or rollover of plan assets from a qualified retirement plan maintained by an entity acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, then, the Trustee may accept an in-kind transfer or rollover of an existing participant loan, provided that the loan conforms to the terms of the plan from which it was extended and is not then in default; any such loan is treated as a self-directed investment of the participant and is administered in accordance with its original terms and conditions, without extension or modification. The loans are secured by the balance in the participant's account. Principal and interest payments are paid ratably through payroll deductions and are added to the participant's account balance. At December 31, 2016, outstanding loans totaled $28,665 with interest rates of 4.25% and maturity dates ranging from 2017 through 2019.
(i) Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
(j) Excess Contributions
Excess contributions primarily represent salary deferrals withheld from participants in excess of the IRC limitations. These amounts are refunded to participants subsequent to year-end. Excess contributions during 2016 were recorded as a liability, with a corresponding reduction to contributions, and were refunded to participants in March 2017.
(k) Forfeited Accounts
Forfeitures of terminated participants’ nonvested accounts are used to reduce employer contributions. During 2016 and 2015, the Corporation used forfeited amounts to reduce employer contributions by $42,182 and $19,617, respectively. At December 31, 2016 and 2015, forfeited nonvested accounts that were not used in 2016 and 2015 to reduce employer contributions totaled $8,733 and $1,631, respectively.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(2)    Summary of Accounting Policies

(a) Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
(b) Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c) Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, "Fair Value Measurements" for discussion of fair value measurements.
During 2016, management identified an immaterial error and re-evaluated the classification of pooled separate accounts relative to the determination of whether certain plan investments have a readily determinable fair value. Based on further evaluation, certain plan investments at December 31, 2015 were previously disclosed as being measured using net asset value as a practical expedient and excluded from the fair value hierarchy have been corrected and included within the tables in footnote 3 as Level 1 investments. This change in disclosure is not considered to be material to the consolidated financial statements and is consistent with presentation of amounts as of December 31, 2016.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
(d) Notes Receivable from Participants
Notes receivable from participants are recorded at the unpaid principal balance plus any accrued but unpaid interest.
(e) Expenses
The Corporation pays the costs of trust and other administrative services of the Plan.
(f) Payment of Benefits
Benefit payments to participants are recorded when paid.
(g) Recent Accounting Pronouncements
There were no recent accounting pronouncements applicable to the Plan.

(3)    Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Plan determines the fair value of financial instruments based on the fair value hierarchy. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect assumptions that the Plan believes a market participant would use in pricing the asset or liability based on the best information available in the circumstances, including assumptions about risk. Three levels of inputs are used to measure fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement. Transfers between levels are recognized at the end of the reporting period.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

•
Level 1 - Valuations are based on quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 - Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•
Level 3 - Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities utilizing Level 3 inputs include: financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the fair value calculation requires significant management judgment or estimation.

Where quoted prices are available in an active market for identical instruments, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of investments with similar characteristics or discounted cash flows. In cases where there is limited activity or less transparency around inputs to the valuation, investments are classified within Level 3 of the valuation hierarchy.
The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Common stock is valued at the closing price reported on the active market on which the individual securities are traded. The common stock is classified in Level 1 in the fair value hierarchy.
The Federated Total Return Bond Fund is a registered investment company, which is valued at the net asset value of shares on a market exchange at the end of the trading day. The Federated Total Return Bond Fund is classified in Level 1 in the fair value hierarchy.
The Plan had $42,567,743 and $36,207,071 of investments in participation units held in pooled separate accounts through sub-accounts of an insurance company at December 31, 2016 and 2015, respectively. The underlying securities in pooled separate accounts, except for the stable value fund, are listed on national securities exchanges and valued on the basis of year-end closing prices. The Plan has concluded that the net asset value as adjusted (for mutual fund dividends, mutual fund splits and administrative maintenance charges and other items) and reported by the insurance company denotes readily determinable fair value. These pooled separate accounts are classified in Level 1 in the fair value hierarchy.
Included in pooled separate accounts, is a stable value fund which represents participation units of a collective investment trust for which the net asset value is based on the market value of the underlying investments. The stable value fund is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The Plan has concluded that the net asset value as adjusted and reported by the insurance company denotes readily determinable fair value. The stable value fund is classified in Level 1 in the fair value hierarchy.
It is possible that the redemption rights may be restricted or eliminated in the future. Due to the nature of the investments, changes in market conditions, liquidity requirements, and the economic environment may significantly affect the net asset value of the pooled separate accounts and, consequently, the fair value of the Plan’s investments.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

The following table presents the fair value of the Plan’s investments at December 31, 2016 and 2015, classified using the fair value hierarchy:

	Fair value measurements at December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments:
Cash	$241,742	$—	$—	$241,742
Univest Corporation of Pennsylvania common stock	4,748,527	—	—	4,748,527
Federated Total Return Bond Fund	847,249	—	—	847,249
Pooled separate accounts	42,567,743	—	—	42,567,743
Total investments	$48,405,261	$—	$—	$48,405,261

	Fair value measurements at December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments:
Cash	$25,934	$—	$—	$25,934
Univest Corporation of Pennsylvania common stock	3,542,529	—	—	3,542,529
Federated Total Return Bond Fund	920,289	—	—	920,289
Pooled separate accounts	36,207,071	—	—	36,207,071
Total investments	$40,695,823	$—	$—	$40,695,823

(4)    Parties-in-Interest Transactions
At December 31, 2016 and 2015, the Plan had an interest-bearing deposit account with the Bank with a balance of $233,009 and $20,802, respectively. In addition, at December 31, 2016 and 2015, the Plan held 153,674 and 169,824 shares, respectively, of the Corporation’s common stock and the fair value of this common stock was $4,748,527 and $3,542,529, respectively.
The Bank, a subsidiary of the Corporation, is the custodian of the Plan’s investments in the common stock of the Corporation and the Federated Total Return Bond Fund.
The Plan has investments in participation units held in pooled separate accounts through sub-accounts of John Hancock. John Hancock provides services to the Plan as the custodian and record keeper; therefore, these investments and transactions qualify as party-in-interest transactions. At December 31, 2016 and 2015, the Plan also had an noninterest-bearing cash account with John Hancock with a balance of $8,733 and $5,132, respectively.

(5)    Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated October 15, 2009, stating that the Plan and related trust is qualified under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes was included in the accompanying financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(6)    Risks and Uncertainties
The Plan has holdings in various investments including common stock of the Corporation, a registered investment company bond fund, and pooled separate accounts sponsored by an insurance company. These investments are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participant account balances and the amounts recorded in the statements of net assets available for benefits.

(7)    Subsequent Events
Effective June 27, 2017, the Corporation upgraded the Plan services platform with John Hancock becoming the third party administrator and Girard Partners, a Univest Wealth Management firm, becoming the Plan advisor. The Plan will also allow for participants to borrow against their 401(k) up to 50% of their vested balance with a maximum loan amount of $50,000 and minimum loan amount of $1,000.

SUPPLEMENTAL SCHEDULE

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2016

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
*Univest Corporation of Pennsylvania:
*Univest Bank and Trust Co. cash - money market account			**	$233,009
*Univest Corporation of Pennsylvania common stock	153,674	Shares of common stock	**	4,748,527
*Federated Total Return Bond Fund	78,595	Registered investment companies units	**	847,249

*John Hancock Life Insurance Company (U.S.A.):
*John Hancock noninterest-bearing cash account				8,733

*John Hancock Pooled Separate Accounts:
John Hancock Retirement Living Through 2060 - Active Strategies	10,387	Pooled separate account sub-account units	**	112,560
John Hancock Retirement Living Through 2055 - Active Strategies	19,489	Pooled separate account sub-account units	**	218,397
John Hancock Retirement Living Through 2050 - Active Strategies	20,031	Pooled separate account sub-account units	**	283,278
John Hancock Retirement Living Through 2045 - Active Strategies	56,777	Pooled separate account sub-account units	**	936,598
John Hancock Retirement Living Through 2040 - Active Strategies	13,371	Pooled separate account sub-account units	**	220,705
John Hancock Retirement Living Through 2035 - Active Strategies	47,671	Pooled separate account sub-account units	**	784,320
John Hancock Retirement Living Through 2030 - Active Strategies	64,777	Pooled separate account sub-account units	**	1,045,086
John Hancock Retirement Living Through 2025 - Active Strategies	51,886	Pooled separate account sub-account units	**	832,123
John Hancock Retirement Living Through 2020 - Active Strategies	14,040	Pooled separate account sub-account units	**	224,024
John Hancock Retirement Living Through 2015 - Active Strategies	271	Pooled separate account sub-account units	**	4,262
John Hancock Retirement Living Through 2010 - Active Strategies	112	Pooled separate account sub-account units	**	1,743
John Hancock Lifestyle Aggressive - Active Strategies	2,622	Pooled separate account sub-account units	**	1,318,457
John Hancock Lifestyle Growth - Active Strategies	10,408	Pooled separate account sub-account units	**	4,990,886
John Hancock Lifestyle Balanced - Active Strategies	15,981	Pooled separate account sub-account units	**	5,228,673
John Hancock Lifestyle Moderate - Active Strategies	3,757	Pooled separate account sub-account units	**	929,971
John Hancock Lifestyle Conservative - Active Strategies	2,127	Pooled separate account sub-account units	**	549,224
John Hancock Vanguard Energy Fund	7,283	Pooled separate account sub-account units	**	698,366
John Hancock International Small Cap Fund	460	Pooled separate account sub-account units	**	16,775
John Hancock Vanguard Small Cap Growth Index Fund	8,848	Pooled separate account sub-account units	**	337,157
John Hancock Oppenheimer Developing Markets Fund	5,895	Pooled separate account sub-account units	**	376,460
John Hancock Undiscovered Managers Behavioral Value Fund	4,460	Pooled separate account sub-account units	**	313,596
John Hancock International Equity Index Fund	2,254	Pooled separate account sub-account units	**	39,820
John Hancock DFA US Small Cap Fund	21,753	Pooled separate account sub-account units	**	1,049,324
John Hancock Small Cap Index Fund	2,491	Pooled separate account sub-account units	**	93,115
John Hancock Franklin Small-Mid Cap Growth Fund	1,281	Pooled separate account sub-account units	**	100,553
John Hancock EuroPacific Growth Fund	10,655	Pooled separate account sub-account units	**	714,554
John Hancock Invesco Small Cap Growth Fund	6,748	Pooled separate account sub-account units	**	324,840
John Hancock American Century Heritage Fund	12,796	Pooled separate account sub-account units	**	428,916
John Hancock Vanguard Mid-Cap Growth ETF	16,880	Pooled separate account sub-account units	**	204,262
John Hancock Real Estate Securities Fund	6,109	Pooled separate account sub-account units	**	560,640
John Hancock T. Rowe Price Health Sciences Fund	5,612	Pooled separate account sub-account units	**	593,112
John Hancock Financial Industries Fund	3,745	Pooled separate account sub-account units	**	102,631
John Hancock Vanguard Small Cap Value Index Fund	14,061	Pooled separate account sub-account units	**	484,348
(continued)

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2016

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
John Hancock Mid Cap Index Fund	12,115	Pooled separate account sub-account units	**	592,027
John Hancock Invesco International Growth Fund	5,885	Pooled separate account sub-account units	**	113,989
John Hancock Disciplined Value Fund	52,271	Pooled separate account sub-account units	**	1,315,463
John Hancock Blue Chip Growth Fund	50,747	Pooled separate account sub-account units	**	2,643,272
John Hancock Vanguard Mid-Cap Value ETF	17,184	Pooled separate account sub-account units	**	225,216
John Hancock Mid Value Fund	15,053	Pooled separate account sub-account units	**	499,569
John Hancock Vanguard Growth Index Fund	14,760	Pooled separate account sub-account units	**	906,327
John Hancock Total Stock Market Index Fund	22,180	Pooled separate account sub-account units	**	591,421
John Hancock Utilities Fund	17,945	Pooled separate account sub-account units	**	632,452
John Hancock Vanguard Value Index Fund	25,688	Pooled separate account sub-account units	**	1,147,962
John Hancock 500 Index Fund	1,220	Pooled separate account sub-account units	**	1,718,649
John Hancock Franklin Mutual Global Discovery Fund	9,875	Pooled separate account sub-account units	**	1,074,818
John Hancock Washington Mutual Investors Fund	19,261	Pooled separate account sub-account units	**	1,371,022
John Hancock American Balanced Fund	32,955	Pooled separate account sub-account units	**	1,323,251
John Hancock PIMCO All Asset Fund	6,956	Pooled separate account sub-account units	**	158,389
John Hancock Fundamental Large Cap Value Fund	2,510	Pooled separate account sub-account units	**	457,484
John Hancock High Yield Fund	20,653	Pooled separate account sub-account units	**	307,993
John Hancock PIMCO Global Bond Fund	12,539	Pooled separate account sub-account units	**	230,814
John Hancock PIMCO Real Return Fund	11,510	Pooled separate account sub-account units	**	226,860
John Hancock Fidelity Advisor Total Bond	111,203	Pooled separate account sub-account units	**	1,228,881
John Hancock Stable Value Fund	1,221,719	Pooled separate account sub-account units	**	1,683,108
Total John Hancock Pooled Separate Accounts			**	42,567,743
Total investments			**	48,405,261
*Notes receivable from participants	2017 - 2019 maturity dates; 4.25% interest rate		—	28,665
Total investments and notes receivable from participants				$48,433,926

Note: Current value for notes receivable from participants represents unpaid principal balance plus any accrued but unpaid interest.
*Indicates party in interest to the Plan.
**Cost is not required for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

By:	/s/ Roger S. Deacon
Roger S. Deacon, Trustee

June 27, 2017

EXHIBIT INDEX

Exhibit No.	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm